Exhibit 3.2.4

Amendment to Bylaws Adopted May 17, 1988, Deleting Article III, Section 2 in its Entirety and Substituting Therefor the Following New Section 2 of Article III.

“Section 2.  Number Term and Qualifications: The number of Directors of the Corporation shall consist of such number, not less than five nor more than thirteen, as shall be determined from time to time by resolution of the Board of Directors adopted by the affirmative vote of not less than a majority of the Directors then in office. No such resolution reducing the number of Directors then in office shall of itself have the effect of removing any Director prior to the expiration of his term of office. Any positions on the Board of Directors created by an increase in the number of Directors pursuant such a resolution and not filled by the shareholders shall be treated as vacancies to be filled by and in the discretion of the Board of Directors. The number of Directors fixed pursuant to such a resolution shall be deemed to be the number of Directors fixed by these Bylaws.

Each Director shall hold office until his death, resignation, retirement, removal, disqualification or his successor is e1ected and qualified. Directors need not be residents of the State of North Carolina or shareholders of the Corporation.”